As filed with the Securities and Exchange Commission on September 28, 2015

Registration No. 333-193480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4

to

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STRATEGIC STORAGE GROWTH TRUST, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paula Mathews

Executive Vice President and Secretary

Strategic Storage Growth Trust, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael K. Rafter, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW

Suite 1700

Atlanta, Georgia 30363

(404) 322-6000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-193480

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 4 to the Registration Statement (Registration No. 333-193480) of Strategic Storage Growth Trust, Inc. is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, solely to file exhibits on Form S-11 not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description

1.1	Amendment No. 1 to Dealer Manager Agreement and Participating Dealer Agreement

3.1	Articles of Amendment of Strategic Storage Growth Trust, Inc.

3.2	Articles Supplementary of Strategic Storage Growth Trust, Inc.

10.1	Amendment No. 2 to the Second Amended and Restated Limited Partnership Agreement of SS Growth Operating Partnership, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ladera Ranch, State of California, on the 28th day of September, 2015.

STRATEGIC STORAGE GROWTH TRUST, INC.

By:	/s/ Michael S. McClure
Michael S. McClure Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ H. Michael Schwartz H. Michael Schwartz*	Chief Executive Officer, President and Director (Principal Executive Officer)	September 28, 2015

/s/ Michael S. McClure Michael S. McClure	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 28, 2015

/s/ Leon W. Holmes Leon W. Holmes*	Independent Director	September 28, 2015

/s/ Stephen G. Muzzy Stephen G. Muzzy**	Independent Director	September 28, 2015

*	By: Michael S. McClure, as Attorney in fact, pursuant to Power of Attorney dated August 24, 2015 and filed August 26, 2015.
**	By: Michael S. McClure, as Attorney in fact, pursuant to Power of Attorney dated September 24, 2014 and filed on September 26, 2014